CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

May 1, 2006                                                                                                                                                                                                                                              Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8
CORAL GOLD ANNOUNCES RECEIPT OF NEW GEOLOGICAL REPORT
RELATING TO THE ROBERTSON PROPERTY

Coral Gold Resources Ltd. has received a preliminary assessment report entitled “Update of the Geological Report on the Robertson Property” dated April 25, 2006 on the gold resources at its Robertson Property situated on the Battle Mountain - Eureka Trend in Lander County, Nevada. The Report was prepared in accordance with the requirements of National Instrument 43-101 by Tracey Barnes (of Barnes Engineering Services, Golden Co.) and Robert T. McCusker, Consulting Geologist. Both consultants are “qualified persons” as required by National Instrument 43 - 101. Mr. Chris J. Sampson, VP Exploration, who is also a qualified person for purposes of National Instrument 43-101, has reviewed this news release.

The enclosed table show the measured, indicated and inferred gold resources currently estimated for the four gold zones in the Robertson core area, 212,000 oz measured, 487,000 oz indicated and 434,000 oz inferred. Previous calculations of the resources (which predate implementation of National Instrument 43-101) estimated a total indicated resources of 583,700 oz. Incorporation of results from the 3 drill programs in 2004 and 2005 in a new block model has therefore substantially increased the estimate of the resources at Robertson. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Summary of New Report

The gold resources at the Robertson Property occur in four zones: 39A/Gold Pan; Porphyry; Altenburg Hill and the Distal Zone. The zones are close to each other (less than 1 km), but to date have been drilled and evaluated to varying degrees of intensity. Porphyry has been the most closely drilled (closer than 30 metres in most cases). It has also undergone more metallurgical test work than the other zones. The 39A/Gold Pan has also been closely drilled, but has so far had less metallurgical test work. Altenburg Hill is more widely drilled and the Distal target has the least drilling to date. Thus the qualified persons were able to generate MEDSYSTEM block models for Porphyry and 39A/Gold Pan for which measured and indicated resources were calculated in accordance with CIM definitions, as required by NI 43-101. The resources were estimated within Lerchs - Grosmann Pit Shells and the gold price was varied from $400 - $600 per ounce. Parameters used to determine block dollar value included recovery, gold price, percent oxidation, mining and capital costs.

Within the 39A/Gold Pan zone various blocks are currently too far from existing drill holes to meet measured and indicated criteria and these resources are therefore classified as inferred. Similarly, the resources at Altenburg Hill and Distal have not to date been sufficiently evaluated to permit categorization as measured and indicated.
The full text of the Report has been filed with applicable securities regulatory authorities and can be obtained at www.sedar.com or www.coralgold.com.

Coral has been exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka/Cortez gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region, site of the large Cortez (Pipeline) gold mine.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Louis Wolfin”
Louis Wolfin
Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Robertson Mineral Resources 2006

	Measured mineral resources			Indicated mineral resources			Total measured and indicated			Inferred mineral resources
	Short tons	Gold Grade	Contained	Short tons	Gold Grade	Contained	Short tons	Gold Grade	Contained	Short Tons	Gold Grade	Contained
Zone	(000s)	(oz/ton)	ozs (000s)	(000s)	(oz/ton)	ozs (000s)	(000s)	(oz/ton)	ozs (000s)	(000s)	(oz/ton)	ozs (000s)

Porphyry(1)	10,600	0.020	212	2,100	0.018	37	12,700	0.020	249

39A/Gold Pan(2)				10,200	0.044	450	10,200	0.044	450	4,900	0.039	192

Altenburg Hill(1)										3,500	0.018	63

Distal Target(3)										1,008	0.178	179

Total	10,600	0.020	212	12,300	0.040	487	22,900	0.031	699	9,408	0.046	434

(1) Estimated using a 0.01 oz Au/t cutoff grade. (2) Estimated using a 0.015 oz Au/t cutoff grade. (3) Estimated using a 0.05 oz Au/t cutoff grade.